September 3, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C.  20549

Attention:	Jeffrey P. Riedler
Rose Zukin

RE:	Senomyx, Inc.
Form 10-K for the Fiscal Year Ended
December 31, 2008
Filed February 12, 2009
Supplemental Response filed July 31, 2009
File No. 000-50791

Dear Mr. Riedler and Ms. Zukin:

Senomyx, Inc. (the “Company”) is in receipt of the supplemental comments from the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) by letter dated August 18, 2009 (the “Supplemental Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the Commission on February 12, 2009.

By letter dated August 25, 2009 the Company previously notified the Staff of its intention to provide a response to the Supplemental Comment Letter by September 11, 2009.  As previously discussed orally with the Staff, by this letter the Company is notifying the Commission of its revised plan to provide a response to the Supplemental Comment Letter by Wednesday, September 30, 2009.  Please direct any comments or questions regarding this matter to me at (858) 646-8306.

Sincerely,

Senomyx, Inc.

/S/ DAVID B. BERGER

David B. Berger
Vice President, General Counsel and Corporate Secretary

cc:	R. Kent Snyder, President and Chief Executive Officer
Thomas A. Coll, Cooley Godward Kronish LLP
Charles J. Bair, Cooley Godward Kronish LLP

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